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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 000-14646

                           NOTIFICATION OF LATE FILING

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
(Check One):      [ ] Form 10-K                [ ] Form 11-K       [ ] Form 20-F        [X] Form 10-Q
                  [ ] Form N-SAR

For Period Ended:  September 30, 2001


[  ]     Transition Report on Form 10-K        [  ]    Transition Report on Form 10-Q
[  ]     Transition Report on Form 20-F        [  ]    Transition Report on Form N-SAR
[  ]     Transition Report on Form 11-K

For the Transition Period Ended:_________________________________________
Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:


                         Part I. Registrant Information

Full name of registrant:  ENTERTAINMENT INTERNATIONAL LTD.
                          --------------------------------
Former name if applicable:  N/A
                            ----


Address of principal executive office (Street and number): 7380 Sand Lake Road,
Suite 350                                                  --------------------
---------
City, State and Zip Code: Orlando, Florida 32819
                          ----------------------

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;




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[X]      (b) The subject or, semi-annual report, transition report on Form 10-K,
         20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant closed on October 16, 2001 a transaction providing for the acquisition of CSTI Hi-Tech, Ltd. ("CSTI"). Although the transaction occurred after September 30, 2001, it resulted in a "Change of Control" of Registrant (see Form 8-K for the month of October 2001). As a result, because the transaction is of such a material nature that Registrant intends to disclose the nine month financial information of CSTI as a "subsequent event" footnote in the Registrant's financial statements for the period. CSTI is a privately held company headquartered in Israel with offices in Germany and Italy and it will require extra time in order to complete and consolidate the financial statements for the relevant period.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification


        Samuel F. Ottensoser           (212)             702-5962
    ---------------------------------------------------------------------
              (Name)                (Area code)      (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes     [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ]  Yes     [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                        ENTERTAINMENT INTERNATIONAL LTD.
                  --------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 7, 2001                 By: /s/  JACOB LUSTGARTEN
                                            ------------------------------------
                                            Jacob Lustgarten,
                                            Chairman and Chief Executive Officer



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).